Mail Stop 3561

August 26, 2009

Stephen B. Parent, Chief Executive Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

> **Re: General Metals Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 3, 2009**
> **File No. 000-30230**

Dear Mr. Parent:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have issued a number of shares of your securities in private placements in reliance on Regulation D. However, it does not appear that you made any filings on Form D in connection with these offerings. Please file these forms or tell us why you are not required to make any filings on Form D in connection with the offerings.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Proposal Nos. 3 and 4 – Amendment to Our Corporation's Certificate of…, page 10</u>

2. We note your disclosure that potential uses of the additional authorized securities may include public or private offerings, conversions of convertible securities, issuances of options, and acquisition transactions. Also, we note your disclosure that you do not currently have any "agreements" for any transaction that would require the issuance of additional shares of common stock. Please revise your disclosure to more clearly articulate your intended financing plans, if any. If you have no current plans to issue these securities, please disclose the purpose of amending your certificate of incorporation at this time. In this regard, we note that you have made private placements of nearly 70 million common shares since February 2009. Please tell us, with a view to disclosure, whether you plan to use any of the newly authorized securities for similar private placements in the future.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Lilyanna Peyser, Attorney-Adviser, at (202) 551-3222, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director